Exhibit 99.1

Qutoutiao Inc. Reports First Quarter 2020 Unaudited Financial Results

SHANGHAI, China, June 4, 2020 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•	Combined average MAUs[1] were 138.3 million, representing an increase of 24.2% from 111.4 million in the first quarter of 2019, compared to 137.9 million in the previous quarter.
•	Combined average DAUs[2] were 45.6 million, representing an increase of 21.5% from 37.5 million in the first quarter of 2019, compared to 45.7 million in the previous quarter.
•	Average daily time spent per DAU was 62.4 minutes, compared to 62.1 minutes in the first quarter of 2019 and 59.4 minutes in the previous quarter.
•	Net revenues increased 26.2% year-over-year to RMB1,411.8 million (US$199.4 million), within the Company’s guided range of RMB1,400 million and RMB1,420 million.
•

Net loss was RMB531.8 million (US$75.1 million), compared to net loss of RMB688.2 million in the first quarter of 2019 and net loss of RMB551.4 million in the fourth quarter of 2019. Net loss margin was 37.7%, compared to 61.5% in the first quarter of 2019 and 33.2% in the fourth quarter of 2019.

•

Non-GAAP net loss[3] was RMB388.1 million (US$54.8 million), compared to non-GAAP net loss of RMB617.7 million in the first quarter of 2019 and non-GAAP net loss of RMB470.2 million in the fourth quarter of 2019. Non-GAAP net loss margin was 27.5%, compared to 55.2% in the first quarter of 2019 and 28.4% in the fourth quarter of 2019.

Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, “We executed strongly in the first quarter of 2020 by growing our revenues over 26% year on year, this is a strong testament to our commitment and ongoing effort in enhancing the core capabilities of our advertising platform, especially given the unprecedented challenges facing our economy and the industry.”

“We expect to see both revenue and user base expansion in the second half of this year while continue to improve our operating efficiency by holding a higher bar for capital allocation, especially with regard to user engagement and acquisition.” Mr. Tan concluded.

Mr. Xiaolu Zhu, Chief Financial Officer of Qutoutiao, added, “Despite the headwind brought by the pandemic, our goal to further increase operating efficiency and profitability remains unchanged. And we are delighted to see the significant improvement in our operating margins in the first quarter compared to the same period a year ago.”

First Quarter 2020 Financial Results

[1]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[2]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

[3]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

Net revenues in the first quarter of 2020 were RMB1,411.8 million (US$199.4 million), an increase of 26.2% from RMB1,118.8 million in the first quarter of 2019.

Advertising and marketing revenues were RMB 1,364.0 million (US$192.6 million) in the first quarter of 2020, an increase of 25.5% from RMB1,087.2 million in the first quarter of 2019, primarily due to increases in the Company’s user base, time spent and ability to monetize user traffic.

Other revenues were RMB47.8 million (US$6.8 million) in the first quarter of 2020, compared to RMB31.7 million in the first quarter of 2019. The increase of other revenues was primarily due to the increase of revenues from live-streaming, and, to a lesser extent, revenues from games and Midu’s membership service, partially offset by the decrease of revenues from agent services.

Cost of revenues were RMB460.8 million (US$65.1 million) in the first quarter of 2020, an increase of 65.0% from RMB279.2 million in the first quarter of 2019, primarily attributable to increases in content costs as we are enriching our content offerings to include more engaging contents such as short videos, games and live-streaming. The increase in cost of revenues also came from other cost items such as IT infrastructure costs, salaries and benefits and costs of integrated and customized marketing solution services.

Gross profit was RMB951.0 million (US$134.3 million) in the first quarter of 2020, an increase of 13.3% from RMB839.7 million in the first quarter of 2019. Gross margin was 67.4%, compared to 75.0% in the first quarter of 2019. The decrease of gross margin was mainly due to the growth of our content costs as well as IT infrastructure costs, and, to a lesser extent, the integrated and customized marketing solution service, which has a relative lower gross margin.

Research and development expenses were RMB280.9 million (US$39.7 million) in the first quarter of 2020, an increase of 80.8% from RMB155.4 million in the first quarter of 2019, primarily due to an increase in salaries, benefits and share-based compensation expenses associated with the increase of R&D personnel as the Company continued to invest in enhancing technology capabilities, more specifically, the Company’s AI-based content recommendation technology and advertising technology.

Sales and marketing expenses were RMB1,074.5 million (US$151.8 million) in the first quarter of 2020, down 17.1% year-over-year from RMB1,297.0 million in the first quarter of 2019. Sales and marketing expenses as a percentage of net revenues was 76.1% in the first quarter of 2020, compared to 115.9% in the first quarter of 2019, and was the lowest level since our inception in 2016. The decrease was primarily attributable to our continued efforts in optimizing the loyalty program and the traffic acquisition strategy.

User engagement expenses were RMB507.5 million (US$71.7 million) in the first quarter of 2020, a decrease of 12.6% year-over-year. User engagement expenses per DAU per day were RMB0.12 in the first quarter of 2020, a decrease of 28.1% year-over-year and 9.0% quarter-over-quarter. The decrease of user engagement expenses was primarily due to the Company’s ongoing efforts in optimizing user engagement expenses for its loyalty program, as well as the enhanced personalized reading experience facilitated by our AI platform and our enriched content library.

User acquisition expenses were RMB502.0 million (US$70.9 million) in the first quarter of 2020, a decrease of 25.7% year-over-year. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The decrease was mainly due to the Company’s more efficient spending in third-party channels in the first quarter of 2020. User acquisition expenses per new installed user4 in the first quarter of 2020 were RMB4.60, a decrease of 26.0% year-over-year and 17.0% quarter-over-quarter.

Other sales and marketing expenses were RMB65.1 million (US$9.2 million) in the first quarter of 2020, compared to RMB40.9 million in the first quarter of 2019. The increase was mainly due to an increase in salaries and share-based compensation expenses associated with sales personnel.

General and administrative expenses were RMB107.5 million (US$15.2 million) in the first quarter of 2020, an increase of 27.0% from RMB84.7 million in the first quarter of 2019, mainly due to an increase in personnel related expenses as our business continued to grow at a faster pace than the overall Chinese advertising industry.

Loss from operations was RMB504.7 million (US$71.3 million) in the first quarter of 2020, compared to RMB696.7 million in the first quarter of 2019. Operating loss margin was 35.8%, compared to 62.3% in the first quarter of 2019.

Non-GAAP loss from operations was RMB361.0 million (US$51.0 million) in the first quarter of 2020, compared to RMB626.2 million in the first quarter of 2019. Non-GAAP operating loss margin was 25.6%, compared to non-GAAP operating loss margin of 56.0% in the first quarter of 2019.

Non-operating loss for the first quarter of 2020 was RMB26.0 million (US$3.7 million), compared to a non-operating income of RMB7.9 million for the same period last year. Non-operating loss for the first quarter of 2020 mainly included a RMB18.6 million loss associated with fair value changes on long-term investments.

Net loss was RMB531.8 million (US$75.1 million), compared to net loss of RMB688.2 million in the first quarter of 2019. Net loss margin was 37.7%, compared to 61.5% in the first quarter of 2019.

Non-GAAP net loss was RMB388.1 million (US$54.8 million), compared to non-GAAP net loss of RMB617.7 million in the first quarter of 2019. Non-GAAP net loss margin was 27.5%, compared to 55.2% in the first quarter of 2019.

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders was RMB543.5 million (US$76.8 million) in the first quarter of 2020, compared to RMB690.3 million in the first quarter of 2019. Non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders was RMB399.7 million (US$56.5 million) in the first quarter of 2020, compared to RMB619.8 million in the first quarter of 2019.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB1.90 (US$0.27) in the first quarter of 2020. Non-GAAP basic and diluted net loss per ADS was RMB1.40 (US$0.20) in the first quarter of 2020. Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheet

As of March 31, 2020, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB1,151.7 million (US$162.6 million), compared to RMB1,652.5 million as of December 31, 2019.

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

Our liquidity to meet our future working capital and capital expenditure requirements is based on our ability to enhance user engagement and retention by offering higher quality and diversified contents while closely control the content costs, and optimize the user loyalty programs and the traffic acquisition strategy to efficiently control and reduce these user related costs. We will further preserve liquidity and manage cash flows by reducing discretionary expenditure including advertising expenses and general and administrative expenses. Our liquidity is also based on our ability to obtain capital financing from equity or debt investors. Currently, we believe that we have sufficient cash and other financial resources and liquidity to fund operations for at least the next 12 months.

Impact of the Recently Adopted Accounting Pronouncement

The Company adopted ASC 326, Measurement of Credit Losses on Financial Instruments, effective January 1, 2020, using a modified retrospective transition method, which requires a cumulative-effect adjustment, to the opening balance of retained earnings to be recognized on the date of adoption with prior periods not restated. The cumulative-effect adjustment recorded on January 1, 2020, as well as the impact of the adoption on the first quarter of 2020, was immaterial to the Company.

Impact of COVID-19

The COVID-19 pandemic has adversely affected the global and Chinese economy as well as the advertising market in China. As a result, we experienced a slowdown of our growth speed in the first quarter of 2020. However, due to our continual efforts in optimizing our loyalty program and traffic acquisition strategy and our ability to enrich the content we offer, we managed to increase our revenues and decrease our net loss on a year-over-year basis. We have been closely monitoring the impact of COVID-19 on macro economy and advertising market in general, as well as the extent to which COVID-19 may continue to impact our business, results of operations and financial condition. At this point, the potential future impact of COVID-19 on our results is uncertain and difficult to predict and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts. Please see the “Risk Factors” section in our annual report on Form 20-F for the fiscal year ended December 31, 2019 for more detailed information.

Business Outlook

For the second quarter of 2020, the Company currently expects net revenues to be between RMB1,410 million and RMB1,430 million, representing an increase of 2% to 3% year-over-year.

This business outlook is a forward-looking statement that reflects assumptions that we believe to be reasonable as of the date of this announcement and involve inherent risks and uncertainties, many of which we are not able to predict or control. The Company has considered the expected continued impact of the COVID-19 outbreak and resulting contraction of the Chinese economy in developing this forecast, as well as other challenges in the macro environment and the online advertising industry. This forecast represents the Company's current and preliminary view, which is subject to substantial uncertainty, particularly as to the status and impact of the COVID-19 pandemic in China and worldwide.

Conference Call

Qutoutiao’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on June 4, 2020 (7:00 p.m. Beijing/Hong Kong time on the same day).

Due to the outbreak of COVID-19, operators to assist conference calls are not available at the moment. To speed up the entry process, all participants who wish to join the call must preregister online prior to the call to receive the dial-in details.

Preregistration Information

Participants can register for the conference call by navigating to https://apac.directeventreg.com/registration/event/4185245 at least 15 minutes prior to the scheduled call start time. Once preregistration has been complete, participants will receive dial-in numbers, Direct Event Passcode, and a unique Registrant ID.

Please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until 9:59 a.m. U.S Eastern Time on June 11, 2020, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	4185245

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has grown tremendously and has led the free online literature industry since inception. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP loss from operations, non-GAAP operating loss margin, non-GAAP net loss, non-GAAP net loss margin, non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the rate in effect as of March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Qutoutiao’s beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 outbreak; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	347,817,093	189,839,618
Restricted cash	27,871,552	23,398,701
Short-term investments	1,276,830,926	938,429,823
Accounts receivable, net	526,822,932	533,393,481
Amount due from related parties	278,155,878	318,864,202
Prepayments and other current assets	234,728,386	166,466,100
Total current assets	2,692,226,767	2,170,391,925

Non-current assets:
Long-term investments	37,589,200	125,057,466
Property and equipment, net	24,115,374	21,247,121
Intangible assets	88,943,679	86,074,309
Goodwill	7,268,330	7,268,330
Right-of-use assets, net	69,241,754	52,859,034
Other non-current assets	20,811,791	20,936,211
Total non-current assets	247,970,128	313,442,471
Total assets	2,940,196,895	2,483,834,396

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	328,268,752	413,340,094
Amount due to a related party	3,436,586	851,361
Registered users’ loyalty payable	134,145,439	139,031,834
Advance from customers and deferred revenue	246,630,128	185,624,088
Salary and welfare payable	129,169,734	110,604,679
Tax payable	118,156,494	121,837,142
Lease liabilities, current	38,210,188	32,176,362
Accrued liabilities related to users’ loyalty programs	89,184,947	86,217,951
Accrued liabilities and other current liabilities	788,495,442	715,476,556
Total current liabilities	1,875,697,710	1,805,160,067

Lease liabilities, non-current	26,651,446	17,541,032
Convertible loan	1,218,905,676	1,247,226,450
Deferred tax liabilities	21,228,656	20,627,846
Other non-current liabilities	7,212,463	6,648,863
Non-current liabilities	1,273,998,241	1,292,044,191
Total liabilities	3,149,695,951	3,097,204,258

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB
Total redeemable non-controlling interests	495,844,565	515,027,971

Shareholders’ deficit
Ordinary shares	44,651	45,040
Treasury stock	(142,228,779)	(142,228,779)
Additional paid-in capital	4,321,100,861	4,464,851,110
Accumulated other comprehensive loss	(17,934,525)	(34,165,737)
Accumulated deficit	(4,862,464,162)	(5,412,830,827)
Total Qutoutiao Inc. shareholders’ deficit	(701,481,954)	(1,124,329,193)
Non-controlling interests	(3,861,667)	(4,068,640)
Total deficit	(705,343,621)	(1,128,397,833)

Total liabilities, redeemable non-controlling interests and shareholders’ deficit	2,940,196,895	2,483,834,396

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended
	March 31	December 31	March 31
	2019	2019	2020
	RMB	RMB	RMB

Advertising and marketing revenues	1,087,178,223	1,588,520,968	1,363,999,871
Other revenues	31,671,630	69,853,793	47,796,796

Net revenues	1,118,849,853	1,658,374,761	1,411,796,667

Cost of revenues	(279,192,974)	(503,910,866)	(460,755,006)

Gross profit	839,656,879	1,154,463,895	951,041,661

Operating expenses:
Research and development expenses	(155,383,992)	(287,929,828)	(280,863,263)
Sales and marketing expenses	(1,296,951,191)	(1,367,748,322)	(1,074,527,955)
General and administrative expenses	(84,664,699)	(62,382,900)	(107,495,935)
Total operating expenses	(1,536,999,882)	(1,718,061,050)	(1,462,887,153)

Other operating income	626,110	7,820,380	7,117,280

Loss from Operations	(696,716,893)	(555,776,775)	(504,728,212)

Investment income/ (expenses)	1,233,031	1,963,193	(16,530,832)
Interest income/ (expense), net	11,680,509	5,056,005	(3,412,695)
Foreign exchange related gains/ (losses), net	(2,925,080)	(1,720,870)	(2,526,636)
Other gains/ (losses), net	(2,057,303)	5,760,906	(3,519,931)
Non-operating income (loss)	7,931,157	11,059,234	(25,990,094)

Loss before provision for income taxes	(688,785,736)	(544,717,541)	(530,718,306)
Income tax benefits/ (expenses), net	600,811	(6,645,309)	(1,101,528)

Net loss	(688,184,925)	(551,362,850)	(531,819,834)

Net loss attributable to non-controlling interests	153,826	149,190	206,973
Net loss attributable to Qutoutiao Inc.	(688,031,099)	(551,213,660)	(531,612,861)

Accretion to convertible redeemable preferred shares redemption value	(2,273,465)	(11,626,847)	(11,865,025)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(690,304,564)	(562,840,507)	(543,477,886)

Net loss	(688,184,925)	(551,362,850)	(531,819,834)
Other comprehensive income/ (loss):
Foreign currency translation adjustment, net of nil tax	(37,023,304)	4,967,592	(16,231,212)

	For the three months ended
	March 31	December 31	March 31
	2019	2019	2020
	RMB	RMB	RMB
Total comprehensive loss	(725,208,229)	(546,395,258)	(548,051,046)
Comprehensive loss attributable to non-controlling interests	153,826	149,190	206,973
Comprehensive loss attributable to Qutoutiao Inc.	(725,054,403)	(546,246,068)	(547,844,073)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(2.59)	(1.98)	(1.90)

Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic	266,559,004	283,795,508	285,632,276
— Diluted	266,559,004	283,795,508	285,632,276

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS data, or otherwise noted)

	For the three months ended
	March 31	December 31	March 31
	2019	2019	2020
	RMB	RMB	RMB

Loss from Operations	(696,716,893)	(555,776,775)	(504,728,212)
Add: Share-based compensation expenses
Cost of revenues	1,656,985	1,790,820	3,484,267
General and administrative	45,429,920	15,708,832	52,481,244
Sales and marketing	7,090,761	14,576,137	21,687,394
Research and development	16,333,114	49,071,905	66,097,344

Non-GAAP Loss from Operations	(626,206,113)	(474,629,081)	(360,977,963)

Net loss	(688,184,925)	(551,362,850)	(531,819,834)
Add: Share-based compensation expenses
Cost of revenues	1,656,985	1,790,820	3,484,267
General and administrative	45,429,920	15,708,832	52,481,244
Sales and marketing	7,090,761	14,576,137	21,687,394
Research and development	16,333,114	49,071,905	66,097,344

Non-GAAP net loss	(617,674,145)	(470,215,156)	(388,069,585)

Net loss attributable to Qutoutiao Inc.	(688,031,099)	(551,213,660)	(531,612,861)
Add: Share-based compensation expenses
Cost of revenues	1,656,985	1,790,820	3,484,267
General and administrative	45,429,920	15,708,832	52,481,244
Sales and marketing	7,090,761	14,576,137	21,687,394
Research and development	16,333,114	49,071,905	66,097,344

Non-GAAP net loss attributable to Qutoutiao Inc.	(617,520,319)	(470,065,966)	(387,862,612)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(690,304,564)	(562,840,507)	(543,477,886)
Add: Share-based compensation expenses
Cost of revenues	1,656,985	1,790,820	3,484,267
General and administrative	45,429,920	15,708,832	52,481,244
Sales and marketing	7,090,761	14,576,137	21,687,394
Research and development	16,333,114	49,071,905	66,097,344

Non-GAAP Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(619,793,784)	(481,692,813)	(399,727,637)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
Basic and diluted	(2.33)	(1.70)	(1.40)

	For the three months ended
	March 31	December 31	March 31
	2019	2019	2020
	RMB	RMB	RMB

Weighted average number of ADS used in computing basic and diluted earnings per ADS
Basic	266,559,004	283,795,508	285,632,276
Diluted	266,559,004	283,795,508	285,632,276

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	March 31	June 30	September 30	December 31	March 31
	2019	2019	2019	2019	2020
Net revenues	1,118.8	1,385.9	1,406.9	1,658.4	1,411.8

[5]User engagement expenses[5]	580.8	449.5	536.1	571.4	507.5
User acquisition expenses[6]	675.3	787.9	788.3	680.9	502.0
Other sales and marketing expenses	40.9	84.3	178.8	115.5	65.1

Total sales and marketing expenses	1,297.0	1,321.8	1,503.2	1,367.7	1,074.5

Combined Average MAUs (in millions)	111.4	119.3	133.9	137.9	138.3
Combined Average DAUs (in millions)	37.5	38.7	42.1	45.7	45.6
New installed users (in millions)	108.7	113.7	119.9	123	109.2

Average net revenues per DAU per day (RMB)	0.33	0.39	0.36	0.39	0.34
User engagement expenses per DAU per day (RMB)	0.17	0.13	0.14	0.14	0.12
User acquisition expenses per new installed user (RMB)	6.21	6.93	6.58	5.54	4.60

5 We offer loyalty program for registered users of our mobile applications to enhance user engagement and loyalty and incentivise word-of-
mouth referrals. “User engagement expenses” refer to the cost of loyalty points associated with taking specific actions, such as viewing and sharing of content, that encourage engagement and retention on our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User engagement expenses per average DAUs per day” refer to such expenses incurred on an average DAU per day during a particular period.

[6] “User acquisition expenses” refer to the sum of the cost of loyalty points associated with referring new users to register on our mobile applications and the cost of third-party advertising and marketing of our mobile applications. Such expenses are recognized as part of sales and marketing expenses in the consolidated statements of operations. “User acquisition expenses per new installed user” refer to the average cost of acquiring a new installed user from both word-of-mouth referrals and third-party channels.